Issuer Free Writing Prospectus dated May 14, 2015

Relating to Preliminary Prospectus dated May 1, 2015

Filed Pursuant to Rule 433 Registration Nos. 333-203296 and 333-204151

12,000,000 Shares

Common Stock

$8.00 Per Share

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated May 1, 2015 (the “Preliminary Prospectus”), of Fenix Parts, Inc. (the “Company”) relating to this offering.

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus primarily to reflect (a) the public offering price of $8.00 per share, (b) an increase in the size of the offering to 12,000,000 shares of common stock, (c) an increase in the over-allotment option to 1,800,000 shares, (d) the use of $11.5 million of borrowings and letter of credit utilization under our credit facility to pay a portion of the cash component of the Combination Consideration, and (e) changes to other information as a result of the foregoing. In the Preliminary Prospectus, certain information was calculated assuming a public offering price of $10.00 per share in the offering, the midpoint of the price range set forth on the cover of the Preliminary Prospectus; an offering size of 11,000,000 shares of our common stock, with an over-allotment option of 1,650,000 shares of common stock; and up to $6.0 million of borrowings under our credit facility to pay a portion of the cash component of the Combination Consideration. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Fenix Parts, Inc. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

REVISED OFFERING TERMS:

“Summary—The Offering” on page 7 of the Preliminary Prospectus is revised as follows:

Common stock offered by us in this offering	12,000,000 shares

Common stock to be outstanding after this offering	17,890,673 shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,800,000 shares at the public offering price, less the underwriting discounts.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $88.2 million (or $101.6 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds plus up to $11.5 million of borrowings and letter of credit utilization under our credit facility:

•    To pay approximately $93.2 million, subject to adjustment of approximately $6.5 million, representing the cash component of the Combination Consideration payable to the Founding Companies at the closing of the Combinations;

•    To pay installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations;

•    To repay debt assumed in the Combinations, which we currently expect to be $0;

•    While we have not allocated a specific amount of the remaining net proceeds from this offering to any particular purpose, we may use such remaining net proceeds for the acquisitions of additional businesses and general corporate purposes.

We intend to pay a portion of the cash component of the Combination Consideration (i) with up to $5.6 million from our $10 million of borrowings (the “Borrowings”) under the term loan portion of our senior secured credit facility and (ii) through the issuance of $5.9 million of letters of credit under our senior secured credit facility in lieu of escrowing cash to support a holdback of a portion of the consideration that may be payable to the Canadian Founding Companies.

See “Use of Proceeds,” “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies” and “Credit Facility.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	We have been approved to list our common stock on the Nasdaq Global Market under the symbol “FENX.”

SUMMARY FINANCIAL DATA:

“Summary—Summary Financial Data” on page 9 of the Preliminary Prospectus is revised as follows:

The summary unaudited pro forma financial data for the year ended December 31, 2014 are derived from the unaudited pro forma financial statements included in the preliminary prospectus. The unaudited pro forma financial data give effect to (a) the Combinations, (b) the 2,000-for-1 common stock split, which will occur immediately prior to the completion of this offering, (c) the completion of this offering and the use of the proceeds therefrom and (d) the Borrowings, as if they had occurred on January 1, 2014, and the use of the proceeds therefrom. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and, therefore, the actual effects of the transactions reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, Fenix and the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-combination results.

Pro Forma
Year Ended December 31, 2014
(Unaudited)
Statement of Operations Data:
Total revenues	$108,216
Gross profit	37,030
Operating loss	(7,227)
Net loss	(3,945)
Base and diluted income (loss) per share (1)	(0.22)
Weighted average basic and diluted shares outstanding	17,154,526
Other Data:
EBITDA (2)	$3,361

(1)	Pro forma earnings per share and related weighted-average shares give effect to the 2,000-for-1 common stock split.
(2)	EBITDA consists of net income before interest, income taxes, depreciation and amortization and includes net losses attributable to Fenix. Adjusted EBITDA is defined as EBITDA less reductions in compensation expenses for certain employees. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We believe that Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. See “Selected Financial Data––Use of Non-GAAP Financial Measurements” in the Preliminary Prospectus.

DILUTION:

Purchasers of our common stock in this offering will experience an immediate and substantial dilution of $6.29 per share in the pro forma net tangible book value per share of common stock from the initial public offering price, and our pro forma net tangible book value as of December 31, 2014 after giving effect to this offering would be $1.71 per share. If the underwriters exercise their over-allotment option in full, the dilution to purchasers of common stock in this offering would be $5.76 per share in pro forma net tangible book value, and our pro forma net tangible book value as of December 31, 2014 would be $2.24 per share.

SHARES ISSUED IN THE COMBINATIONS:

The consideration that we are paying in each Combination consists of cash, or cash and shares of our common stock or, in the case of the Canadian Founding Companies, cash and preferred shares of Fenix Parts Canada, Inc. that are exchangeable on a 1-for-1 basis for shares of our common stock (the “Exchangeable Preferred Shares”). The aggregate cash component of the consideration for all eleven Combinations, including certain amounts payable as bonuses to certain key employees and certain amounts payable to reimburse certain Founding Companies for pre-closing capital expenditures, will be approximately $93.2 million, subject to an upward adjustment of approximately $6.5 million. For the stock component, we will issue an aggregate of 3,157,750 shares of our common stock to the shareholders of the US Founding Companies and Fenix Parts Canada, Inc., our subsidiary, will issue an aggregate of 1,330,000 Exchangeable Preferred Shares to the Canadian Founding Companies. In addition, we will deliver promissory notes in the aggregate amount of $200,000 to the equity interest holders of an affiliate of one of the US Founding Companies.

The following represents that Stock Combination Consideration to be issued to each of the Founding Companies in the Combinations:

	Stock Combination Consideration
Founding Company	Base(1)		Additional (1)		Total(1)
US Founding Companies
Don’s Automotive Mall, Inc.	606,075		—		606,075
Eiss Brothers, Inc.	292,227		11,667	(2)	303,894
Gary’s U-Pull It, Inc.	575,556		—		575,556
Green Oak Investments LLC dba GO Auto Recycling	333,334		—		333,334
Horseheads Automotive
Recycling, Inc.	171,112		—		171,112
Jerry Brown, Ltd.	666,667		—		666,667
Leesville Auto Wreckers, Inc.	501,112	(3)	—		501,112
Standard Auto Wreckers, Inc.	—		—		—

Canadian Founding Companies
2434861 Ontario Inc.	—		—		—
End of Life Vehicles Inc.	—		—		—
Goldy Metals Incorporated	494,444		280,000	(4)	774,444
Goldy Metals (Ottawa) Incorporated	555,556		—		555,556

Total	4,196,083		291,667		4,487,750

(1)	These columns set out the number of shares of our common stock, or in the case of the Combinations with the Canadian Founding Companies, the number of Exchangeable Preferred Shares of Fenix Parts Canada, Inc., to be issued by Fenix or Fenix Parts Canada, Inc., as applicable, at the closing of the Combinations.

(2)	An additional 11,667 shares will be deposited in escrow at the closing and will be paid to the shareholders of Eiss Brothers only if certain EBITDA targets are satisfied during the twelve-month period beginning with the month following the month of closing.

(3)	This amount includes 271,112 restricted shares of our common stock to be issued to key Leesville employees at the closing as retention bonuses.

(4)	An additional 280,000 Exchangeable Preferred Shares of Fenix Parts Canada, Inc. will be deposited in escrow and will be paid to the Canadian Founding Companies only if certain revenue targets are satisfied during the twelve-month period beginning with the month following the month of closing.

See “Certain Relationships and Related Person Transactions—Related Person Transactions—The Combinations with the Founding Companies—Consideration Summary” in the Preliminary Prospectus.

PRINCIPAL STOCKHOLDERS:

The columns under “Immediately After the Offering” in the table under “Principal Stockholders” on pages 109-110 of the Preliminary Prospectus is revised as follows:

	Immediately After Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Beneficially Owned
Executive Officers and Directors
Kent Robertson	780,000	4.4%
Scott Pettit	240,000	1.3%
David Gold	555,556	3.0%
Nominees for Director
Gary Beagell	522,647	2.9%
Steven Dayton	154,615.4	*
Richard Kogler	14,000	*
Thomas O’Brien	15,384.6	*
Frank ten Brink	14,000	*
All executive officers, directors and nominees for director as a group (8 persons)	2,296,203	12.4%

Additional 5% Stockholders
Ross Berner	458,000	2.6%
Steven Colmar	310,000	1.7%

*	Less than 1% of our outstanding shares of common stock.

The applicable percentage ownership in the preceding table is based on 2,732,923 shares of our common stock outstanding as of April 20, 2015, and (i) gives effect to the issuance of 12,000,000 shares of our common stock to be issued in this offering and the 3,157,750 shares of our common stock to be issued in the Combinations with the US Founding Companies concurrently with the closing of this offering, (ii) assumes that the underwriters’ over-allotment option will not be exercised, and (iii) assumes a 2,000-for-1 common stock split that will occur immediately prior to the closing of this offering. Upon completion of this offering, the Canadian Founding Companies and their shareholders will collectively beneficially own 1,330,000 Exchangeable Preferred Shares which, upon issuance, will be convertible at any time into shares of our common stock. Shares of our common stock issuable in exchange for Exchangeable Preferred Shares are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the beneficial owner of Exchangeable Preferred Shares but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

Our founders (Kent Robertson, Scott Pettit, Ross Berner, Steven Colmar (through his company, Business Ventures Corp.) and Craig Colmar) have agreed to transfer shares of our common stock owned by them to investors in the First Bridge Offering and the Second Bridge Offering having sufficient value to make up any deficiency between the value of such investors’ common stock at the public offering price and $10.00 per share. Because the public offering price in this offering is $8.00 per share, such founders will transfer a total of 233,231 shares to investors in the First Bridge Offering and the Second Bridge Offering. Mr. Robertson will transfer 97,179 shares of our common stock, Mr. Pettit will transfer 25,915 shares of our common stock, Mr. Berner will transfer 58,308 shares of our common stock, Business Ventures Corp. will transfer 38,872 shares of our common stock, and Mr. Craig Colmar will transfer 12,957 shares of our common stock. Such transfers will occur no later than ten days after the closing of this offering and will be excepted from the transfer restrictions under the lock-up agreements signed by each of the transferors. See “Shares Eligible for Future Sale—Lock-up Agreements” in the Preliminary Prospectus. The numbers of shares and percentages listed in the table above do not give effect to such transfers to the bridge offering investors.

* * * *

The Company has filed registration statements (including a preliminary prospectus) with the Securities and Exchange Commission for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in those registration statements and the other documents we have has filed with the Securities and Exchange Commission for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling BMO Capital Markets Corp. toll free at 1-800-414-3627 or by e-mail to bmoprospectus@bmo.com or by calling Stifel, Nicolaus & Company, Incorporated toll-free at 1-855-300-7136. You may obtain a copy of the Preliminary Prospectus at: http://www.sec.gov/Archives/edgar/data/1615153/000119312515166406/d763482ds1a.htm.